# AVAWATZ COMPANY

## AUDITED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2024, AND 2023

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**



**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors
AvaWatz Company
Frisco, Texas

**Opinion**

We have audited the financial statements of AvaWatz Company (the "Company,"), which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.



• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*SetApart Accountancy Corp.*

April 15, 2025
Los Angeles, California

| As of December 31,<br>(USD $ in Dollars) | 2024 | 2023 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash & cash equivalents | $ 331,374 | $ 491,085 |
| Due from related party | 39,553 | - |
| Prepaids and other current assets | 1,353 | - |
| **Total current assets** | **372,280** | **491,085** |
| | | |
| Property and equipment, net | 5,089 | 45,649 |
| Intangible assets, net | 22,903 | - |
| Deferred tax assets | 482,700 | 347,700 |
| **Total assets** | **$ 882,972** | **$ 884,434** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts payable | $ 6,920 | $ 21,540 |
| Credit card | 36,856 | 28,372 |
| Line of credit | 9,407 | - |
| Other current liabilities | 136,543 | 143,057 |
| **Total current liabilities** | **189,726** | **192,969** |
| | | |
| **Total liabilities** | **$ 189,726** | **$ 192,969** |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock, $0.001 par, 30,000,000 shares authorized, 16,829,991 issued and outstanding as of December 31, 2024 and December 31, 2023 | 16,830 | 16,830 |
| Preferred Stock Series Seed, $0.001 par, 20,000,000 shares authorized, 355,287 issued and outstanding as of December 31, 2024 and 74,002 issued and outstanding as of December 31, 2023 | 355 | 74 |
| Equity issuance costs | (140,241) | (47,808) |
| Additional Paid In Capital | 2,543,997 | 1,888,370 |
| Accumulated Deficit | (1,727,695) | (1,166,001) |
| **Total stockholders' equity** | **693,246** | **691,465** |
| | | |
| **Total liabilities and stockholders' equity** | **$ 882,972** | **$ 884,434** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | 281,477 | $ | - |
| Cost of goods sold | | 158,873 | | - |
| **Gross profit** | | **122,604** | | **-** |
| | | | | |
| **Operating expenses** | | | | |
| Sales and marketing | | 25,405 | | 118,870 |
| General and administrative | | 798,168 | | 966,420 |
| **Total operating expenses** | | **823,573** | | **1,085,290** |
| | | | | |
| **Net Operating loss** | | **(700,969)** | | **(1,085,290)** |
| | | | | |
| Interest expense | | (7,823) | | (1,257) |
| Other income | | 12,098 | | 141 |
| Loss before provision for income taxes | | (696,694) | | (1,086,406) |
| Benefit/(Provision) for income taxes | | 135,000 | | 223,200 |
| **Net Loss** | $ | **(561,694)** | $ | **(863,206)** |

*See accompanying notes to financial statements.*

| (USD $ in Dollars, except per share data) | Common Stock | | Preferred Stock | | Equity issuance costs | Additional Paid in Capital | Accumulated Deficit | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| **Balance—December 31, 2022** | **16,065,000** | **$ 16,065** | **-** | **$ -** | **$ -** | **$ 723,317** | **$ (302,795)** | **$ 436,587** |
| Issuance of Common Stock | 764,991 | 765 | - | - | (45,148) | 1,066,389 | - | 1,022,006 |
| Issuance of Preferred Stock | - | - | 74,002 | 74 | (2,660) | 98,664 | - | 96,078 |
| Net loss | - | - | - | - | - | - | (863,206) | (863,206) |
| **Balance—December 31, 2023** | **16,829,991** | **$ 16,830** | **74,002** | **$ 74** | **$ (47,808)** | **$ 1,888,370** | **$ (1,166,001)** | **$ 691,465** |
| Issuance of Preferred Stock | - | - | 281,285 | 281 | (92,433) | 655,627 | - | 563,475 |
| Net loss | - | - | - | - | - | - | (561,694) | (561,694) |
| **Balance—December 31, 2024** | **16,829,991** | **$ 16,830** | **355,287** | **$ 355** | **$ (140,241)** | **$ 2,543,997** | **$ (1,727,695)** | **$ 693,246** |

*See accompanying notes to financial statements.*

| As of December 31, | 2024 | 2023 |
|---|---:|---:|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (561,694) | $ (863,206) |
| *Adjustments to reconcile net loss to net cash used by operating activities:* | | |
| Depreciation and amortization | 10,958 | 18,940 |
| **Changes in operating assets and liabilities:** | | |
| Prepaids and other current assets | (1,353) | 57,152 |
| Due from related party | (39,553) | |
| Accounts payable | (14,620) | 4,705 |
| Credit Cards | 8,484 | 17,645 |
| Other current liabilities | (6,514) | (25,580) |
| Deferred Tax Assets | (135,000) | (223,200) |
| **Net cash used by operating activities** | **(739,292)** | **(1,013,544)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Sale of Property and Equipment, net | 6,699 | - |
| **Net cash provided by investing activities** | **6,699** | **-** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Issuance of Common Stock | - | 1,022,006 |
| Issuance of Preferred Stock | 563,475 | 96,078 |
| Borrowing / (Repayment) on Loans | 9,407 | (4,189) |
| **Net cash provided by financing activities** | **572,882** | **1,113,895** |
| | | |
| **Change in cash** | **(159,711)** | **100,351** |
| Cash—beginning of year | 491,085 | 390,734 |
| **Cash—end of year** | **$ 331,374** | **$ 491,085** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ 7,823 | $ 1,257 |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ 12,452 | $ - |

*See accompanying notes to financial statements.*

## 1.  NATURE OF OPERATIONS

AvaWatz Company was originally formed on July 19, 2018, in the state of Massachusetts. On February 13, 2019, it converted to a corporation in the state of Texas. The financial statements of AvaWatz Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Frisco, Texas.

AvaWatz is the next-generation AI decision intelligence software company. Based on deep neural learning – knowledge network technologies, AvaWatz provides enterprise customers with multiple solutions, including clinical, military, and business decision support. Avawatz provides end-to-end private/hybrid cloud computing-based SaaS and AI-at-the-Edge solutions.

## 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**


The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents exceeded FDIC insured limits by $81,374 and $241,085, respectively.

**Concentration of Credit Risk**

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

**Intangible Assets**

Intangible assets are stated at cost, net of accumulated amortization.

Intangible assets in progress relate to direct costs incurred in the game development. No amortization expense is recorded on assets in progress until such time as the relevant assets are completed and put into use.

**Property and Equipment**

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Computer equipment | 5 years |
| Vehicles | 7 years |
| Furnitures and fixtures | 7 years |

**Impairment of Long-lived Assets**

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024, and 2023.

**Revenue Recognition**

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers progresses towards completion using an output method. Under the output method, progress is measured based on achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, delivery of key deliverables, or attainment of specified performance metrics. Revenue recognized to date is calculated based on achievement of these specific milestones.

The Company earns revenues from the sale of its multiple solutions services, including clinical, military, and business decision support to customers.

## Cost of sales

Costs of goods sold include the cost of labor consultants, direct equipment, etc.

## Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

## Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

## Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $25,405 and $118,870, respectively, which is included in sales and marketing expenses.

## Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require

additional disclosure. Subsequent events have been evaluated through April 15, 2025, which is the date the financial statements were available to be issued.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of prepaid expenses, accounts payable consist primarily of trade payable, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Accrued expenses | 108,920 | 112,614 |
| Tax Payable | 1,113 | - |
| Payroll liabilities | 26,510 | 30,443 |
| **Total Other Current Liabilities** | **136,543** | **143,057** |

## 4. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consists of:

| As of Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Computer equipment | $ 41,554 | $ 41,554 |
| Furnitures and fixtures | 5,337 | 5,337 |
| Vehicles | - | 69,072 |
| **Property and Equipment, at Cost** | **46,890** | **115,963** |
| Accumulated depreciation | (41,801) | (70,314) |
| **Property and Equipment, Net** | **$ 5,089** | **$ 45,649** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $10,958 and $18,940, respectively.

## 5. INTANGIBLE ASSETS

As of December 31, 2024, intangible assets refer to direct costs incurred in developing patents and amount to $22,903. No amortization expense is recorded on assets in progress until such time as the relevant assets are completed and put into use.

## 6. DEBT

**Line of Credit**

The Company entered into a Line of Credit agreement with JPMorgan Chase Bank. The credit facility size is $200,000. The interest rate is 8.75% per annum. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $9,407 and $0, respectively. The entire balance is classified as current liability.

## 7.   CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 30,000,000 shares designated as $0.001 par value Common Stock. As of both December 31, 2024, and December 31, 2023, 16,829,991 shares have been issued and are outstanding.

**Preferred stock**

The Company is authorized to issue 20,000,000 shares designated as $0.001 par value Preferred Stock. In the case of any voluntary or involuntary liquidation, dissolution, or winding up, holders of the Preferred Stock then outstanding are entitled to be paid out before any payment shall be made to holders of the Common Stock. As of December 31, 2024, and December 31, 2023, 355,287 and 74,002 preferred shares have been issued and are outstanding, respectively.

## 8.   RELATED PARTY TRANSACTIONS

As of December 31, 2024, and December 31, 2023, receivables from the Company's CEO amounted to $39,553 and $0, respectively.

## 9.   INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

| As of Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Current: | | |
| Federal, state, and local | $ - | $ - |
| Foreign | - | - |
| **Total** | **-** | **-** |
| | | |
| Deferred | | |
| Federal, state, and local | 135,000 | 223,200 |
| Foreign | - | - |
| Total non-current benefit (expense) | 135,000 | 223,200 |
| | | |
| **Total** | **$ 135,000** | **$ 223,200** |

Deferred tax assets (liabilities) comprised the following:

| As of Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Deferred Tax Assets: | | |
| Accrued expenses | $ 493,000 | $ 352,000 |
| Deferred Tax Liabilities | - | - |
| Depreciation | (10,300) | (4,300) |
| **Total** | **$ 482,700** | **$ 347,700** |

Since the Company expects to continue operating positively and no valuation allowance has been applied against deferred tax assets.

## 10. COMMITMENTS AND CONTINGENCIES

**Operating leases**

The Company has no long-term leases in place, and all leases are on a short-term basis. Rent expenses were in the amount of $16,081 and $8,077 as of December 31, 2024, and December 31, 2023, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2024, and December 31, 2023.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 15, 2025, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.